GENESIS TECHNOLOGY GROUP, INC.

9700 Glades Road, Suite 420

Boca Raton, Florida 33434

Telephone (561) 988-9880

‘CORRESP’

July 3, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Howard Efron Kevin Woody

Re: Genesis Technology Group, Inc.

Form 10-KSB for the fiscal year ended September 30, 2006

Form 10-QSB for the quarterly period ended December 31, 2006

File No. 333-56347

Ladies and Gentlemen:

Reference is made to the Staff’s comments under cover of its letter dated June 5, 2007 on the above-referenced filing. The following numbered responses correspond to the Staff’s numbered comments in its June 5, 2007 letter.

In response to the Staff’s comments, please be advised as follows:

Form 10-KSB for the fiscal year ended September 30, 2006

Financial Statements

Note 5 Marketable Securities Received for Services Rendered

1.	We note your response to prior comment 3. Please confirm that you will provide similar disclosure in future filings consistent with information provided within your previous response.

Response:

We confirm that we will provide similar disclosure in future filings consistent within our previous response to comment 3 as filed on May 2, 2007.

If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Very truly yours,

/s/ Adam Wasserman

Adam Wasserman

Chief Financial Officer

cc:	James M. Schneider, Esq. Sherb & Co., LLP